SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of May 03, 2005

                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.








                                                                Press enquiries:
            David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
            Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com


                        MARCONI CORPORATION PLC - UPDATE


London - May 3, 2005 - Following the announcement last week that Marconi (London: MONI and NASDAQ: MRCIY) had not been selected as a preferred supplier for BT's next generation 21st Century Network project, the Company is today making the following statement.

Marconi continues to provide world class equipment and services to many of the leading telecoms operators throughout the world. Revenue during the year ended 31 March 2005 excluding BT equipment and related services is expected to amount to over GBP1 billion. Customer interest in our next generation equipment and services remains strong, with a number of orders already received.

Notwithstanding the above decision by BT, Marconi has a number of existing multi-year frame and other contracts for equipment and services with BT which remain in place.

However, the company clearly recognises the need to refocus its business in the light of BT's decision and recent trends in the global telecoms equipment market. The Board will continue therefore to pursue all strategic options with the objective of maximising shareholder value.

In addition to this, management is reviewing the resource and headcount in each of its activities, particularly in the UK, and will announce shortly the result of this review together with the associated cost savings and level of headcount reduction.

Marconi will announce its Q4 and FY05 year end results on 17 May 2005. In those results, the company expects to announce:

- that revenue and adjusted operating profit for the final quarter of FY05 are in line with market expectations;
-         net cash at 31 March 2005 of approximately GBP300 million;
- that the FRS17 pension scheme liability has reduced (as at 31 December 2004 this amounted to an unfunded pension obligation in Italy and Germany of GBP100 million and pension scheme deficits in the US and UK of GBP14 million and GBP129 million respectively); and
- a significant increase in the value of the unrecognised deferred tax assets (which were GBP659 million as at 31 March 2004).

Notes to Editors

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching, broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 03 May 2005